SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	BlackRock Private Investments Fund
Address of Principal Business Office:
100 Bellevue Parkway
Wilmington, Delaware 19809
Telephone Number:
(800) 882-0052
Name and address of agent for service of process:
John M. Perlowski 55 East 52nd Street
New York, New York 10055
With copies of Notices and Communications to:
Margery K. Neale, Esq. P. Jay Spinola, Esq.
Willkie Farr & Gallagher LLP 787 Seventh Avenue
New York, NY 10019
Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES ☒    NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Sole Trustee, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York in the State of New York on the 30th day of June, 2020.

BLACKROCK PRIVATE INVESTMENTS FUND
By:	/s/ John M. Perlowski
John M. Perlowski
Sole Trustee, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Attest:	/s/ Janey Ahn
Janey Ahn